Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S. W.
Calgary, Alberta Canada T2P 2V7

NEWS RELEASE

CALGARY, January 9, 2002 - Birch Mountain Resources Ltd. (BMD:CDNX) announces that it intends to raise up to C$1.0 million to finance research, legal expenses and ongoing corporate activities. The Company intends to issue two million units priced at $0.50 per unit, each unit consisting of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase an additional common share for $1.00 for a period of six months after trading of the Company's shares recommences.

The Canadian Venture Exchange Inc. (CDNX) suspended trading of Birch Mountain's common shares on March 5, 2001, following a technical audit by Associated Mining Consultants Ltd. (AMCL). The Company objected to the trading suspension, and appealed the suspension to the Alberta Securities Commission (ASC) on March 9, 2001. After several months of delay, the Company appealed the trading suspension to the Listed Company Review Panel (Panel) of the CDNX, while preserving its rights to re-attend before the ASC. The Panel, comprised of independent members of the legal and business community, held a preliminary hearing on January 4, 2002, to consider the Company's application for an Order directing that the hearing into the suspension proceed as a hearing de novo. This form of a hearing permits the introduction of new evidence. The CDNX opposed the Company's application, and took the position that the question of the suspension should be referred back to the CDNX for reconsideration. After considering the legal arguments, the Panel ruled in favour of Birch Mountain, citing a reasonable apprehension of bias on the part of the CDNX and noting that the Panel was in just as good a position as the CDNX to consider the technical evidence. The formal hearing is scheduled to start January 28, 2002, when the Company will make a full presentation of its exploration and scientific work.

Birch Mountain has entered into a contract with AuRIC Precious Metals, Inc. (AuRIC) to purchase a customized fire assay protocol that AuRIC has developed to analyze precious metals in rock from the Company's Athabasca property in northeastern Alberta. Independent testing of AuRIC's protocol is underway. If certain conditions are met, including achieving a verified fire assay grade in excess of 1 g/t precious metal in a chain-of-custody, channel sample from the Athabasca property, Birch Mountain will pay AuRIC a combination of common shares and cash in return for exclusive rights to the technology in the regions of Athabasca, Alberta and Dawson Bay, Manitoba, and non-exclusive rights elsewhere.

Birch Mountain has been advised that the U.S. Patent and Trademark Office (USPTO) has accepted a number of the Company's claims related to a process for extracting and recovering metal nanoparticles. Certain other claims related to the product of the extraction process have been filed with the USPTO under a divisional application.

It is very important to Birch Mountain that the contemplated financing is successful. At year-end, the Company had working capital of approximately $300,000. Birch Mountain currently has 33,647,122 common shares issued and outstanding, 37,506,653 shares fully diluted, not including the proposed financing and the commitment to AuRIC that is contingent upon independent verification of a successful fire assay protocol.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.